FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the month of April 2014

Commission File Number: 001-02413

 Canadian National Railway Company
(Translation of registrant’s name into English)

935 de la Gauchetiere Street West
Montreal, Quebec
Canada H3B 2M9
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F	Form 40-F	X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes	No	X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes	No	X

Indicate by check mark whether by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes	No	X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

Canadian National Railway Company

Table of Contents

Item 1
News Release dated April 22, 2014 entitled, "CN reports Q1-2014 net income of C$623 million, or C$0.75 per diluted share”
"Adjusted diluted earnings per share for Q1-2014 increased eight per cent to C$0.66 (1)"

Item 2	Unaudited Consolidated Financial Statements and Notes thereto

Press Release

Item 1

North America’s Railroad

NEWS RELEASE

CN reports Q1-2014 net income of C$623 million,
or C$0.75 per diluted share

Adjusted diluted earnings per share for Q1-2014
increased eight per cent to C$0.66 (1)

VANCOUVER, B.C., April 22, 2014 — CN (TSX: CNR) (NYSE: CNI) today reported its financial and operating results for the first quarter ended March 31, 2014.

First-quarter 2014 financial highlights
•	Net income was C$623 million, or C$0.75 per diluted share, compared with net income of C$555 million, or C$0.65 per diluted share, for the year-earlier quarter.
•
Excluding gains on rail line sales in both the 2014 and 2013 periods, first-quarter 2014 adjusted diluted earnings per share (EPS) increased eight per cent to C$0.66 from adjusted diluted EPS of C$0.61 in Q1-2013. (1)

•	Adjusted Q1-2014 net income of C$551 million increased six per cent over adjusted net income of C$519 million for the first quarter of 2013. (1)
•	Q1-2014 operating income increased five per cent to C$820 million.
•	First-quarter 2014 revenues increased nine per cent to C$2,693 million, revenue ton-miles grew by five per cent, and carloadings increased one per cent.
•	CN’s operating ratio for Q1-2014 deteriorated by 1.2 points to 69.6 per cent from 68.4 per cent the year before.
•	Free cash flow for the first quarter of 2014 was C$494 million, compared with C$151 million for the year-earlier quarter. (1)

Claude Mongeau, president and chief executive officer, said: “CN delivered solid first-quarter results thanks to a dedicated team of railroaders who labored long and hard to keep us rolling through the harshest winter in decades. The winter of a lifetime took its toll on network capacity and affected all of our customers, but I’m pleased that CN’s recovery is now well underway, with key safety, operating and service metrics returning to pre-winter levels.

“With continued focus on supply chain collaboration and solid execution, CN is reaffirming its 2014 financial outlook and increasing its capital envelope to C$2.25 billion in support of its commitment to growth, efficiency and safety.”

Foreign currency impact on results
Although CN reports its earnings in Canadian dollars, a large portion of its revenues and expenses is denominated in U.S. dollars. The fluctuation of the Canadian dollar relative to the U.S. dollar, which affects the conversion of the Company’s U.S.-dollar-denominated revenues and expenses, resulted in a positive impact to net income of C$26 million (C$0.03 per diluted share) in the first quarter of 2014. (1)

CN maintains positive 2014 outlook, increases capital spending (1) (2)
CN reaffirms the 2014 financial guidance that it announced on Dec. 10, 2013. CN is aiming to deliver double-digit EPS growth in 2014 over adjusted diluted 2013 EPS of C$3.06, as well as free cash flow in the range of C$1.6 billion to C$1.7 billion. (1)

CN is now targeting 2014 capital spending of C$2.25 billion, an increase of C$150 million over its previous spending forecast of C$2.1 billion announced on Dec. 10, 2013, and C$250 million higher than 2013 capital spending of C$2.0 billion. (2)

First-quarter 2014 revenues, traffic volumes and expenses
Revenues for the first quarter of 2014 increased by nine per cent to C$2,693 million. Revenues increased for petroleum and chemicals (23 per cent), intermodal (12 per cent), metals and minerals (seven per cent), coal (seven per cent), and grain and fertilizers (six per cent). Forest products revenues were flat, and automotive revenues declined by four per cent.

The increase in revenues was mainly attributable to the positive translation impact of the weaker Canadian dollar on U.S.-dollar-denominated revenues; freight rate increases; higher freight volumes due to strong energy markets and market share gains, particularly in intermodal; and the impact of a higher fuel surcharge as a result of higher volumes. Revenues were negatively affected by operational challenges due to an unusually harsh winter that reduced CN’s capacity to serve its customers.

Carloadings for the quarter rose one per cent to 1,239 thousand.

Revenue ton-miles, measuring the relative weight and distance of rail freight transported by CN, increased by five per cent over the year-earlier quarter. Rail freight revenue per revenue ton-mile, a measurement of yield defined as revenue earned on the movement of a ton of freight over one mile, increased by four per cent over the year-earlier period, driven by the positive translation impact of the weaker Canadian dollar and freight rate increases, partly offset by an increase in the average length of haul.

Operating expenses for the quarter increased by 11 per cent to C$1,873 million, mainly attributable to the negative translation impact of a weaker Canadian dollar on U.S.-dollar-denominated expenses, operational challenges due to an unusually harsh winter resulting in increased purchased services and material expense, increased fuel costs and higher casualty and other expense.

The first-quarter 2014 operating ratio was 69.6 per cent, compared with 68.4 per cent for the year-earlier quarter, a 1.2-point deterioration.

Forward-Looking Statements
Certain information included in this news release constitutes “forward-looking statements” within the meaning of the United States Private Securities Litigation Reform Act of 1995 and under Canadian securities laws. CN cautions that, by their nature, these forward-looking statements involve risks, uncertainties and assumptions. The Company cautions that its assumptions may not materialize and that current economic conditions render such assumptions, although reasonable at the time they were made, subject to greater uncertainty. Such forward-looking statements are not guarantees of future performance and involve known and unknown risks, uncertainties and other factors which may cause the actual results or performance of the Company or the rail industry to be materially different from the outlook or any future results or performance implied by such statements. To the extent that CN has provided guidance that are non-GAAP financial measures, the Company may not be able to provide a reconciliation to the GAAP measures, due to unknown variables and uncertainty related to future results. Key assumptions used in determining forward-looking information are set forth below.

2014 key assumptions
CN has made a number of economic and market assumptions in preparing its 2014 outlook. The Company is forecasting that North American industrial production for the year will increase by about three per cent. CN also expects U.S. housing starts to be in the range of 1.1 million units and U.S. motor vehicles sales to be approximately 16 million units. In addition, the U.S. 2013/2014 grain crop was above the five-year average, the Canadian 2013/2014 grain crop was well above the five-year average, and CN is assuming 2014/2015 grain crops in both countries will be in-line with their respective five-year averages. With these assumptions, CN assumes mid-single digit carload growth, along with continued pricing improvement above inflation. CN also assumes that the value of the Canadian dollar in U.S. currency will be in the range of $0.90 to $0.95 and the price of crude oil (West Texas Intermediate) to be in the range of US$95-$105 per barrel. In 2014, CN plans to invest approximately C$2.25 billion in capital programs – compared with its previous 2014 capital spending forecast of C$2.1 billion announced on Dec. 10, 2013 -- of which approximately C$1.2 billion is targeted toward maintaining the safety and integrity of the network, particularly track infrastructure. The capital program also includes funds for projects supporting growth and productivity.

Important risk factors that could affect the forward-looking statements include, but are not limited to, the effects of general economic and business conditions, industry competition, inflation, currency and interest rate fluctuations, changes in fuel prices, legislative and/or regulatory developments, compliance with environmental laws and regulations, actions by regulators, various events which could disrupt operations, including natural events such as severe weather, droughts, floods and earthquakes, labor negotiations and disruptions, environmental claims, uncertainties of investigations, proceedings or other types of claims and litigation, risks and liabilities arising from derailments, and other risks detailed from time to time in reports filed by CN with securities regulators in Canada and the United States. Reference should be made to “Management’s Discussion and Analysis” in CN’s annual and interim reports, Annual Information Form and Form 40-F filed with Canadian and U.S. securities regulators, available on CN’s website, for a summary of major risk factors.

CN assumes no obligation to update or revise forward-looking statements to reflect future events, changes in circumstances, or changes in beliefs, unless required by applicable Canadian securities laws. In the event CN does update any forward-looking statement, no inference should be made that CN will make additional updates with respect to that statement, related matters, or any other forward-looking statement.

1)	See discussion and reconciliation of non-GAAP adjusted performance measures in the attached supplementary schedule, Non-GAAP Measures.

2)	See Forward-Looking statements for a summary of the key assumptions and risks regarding CN’s 2014 outlook.

CN is a true backbone of the economy, transporting approximately C$250 billion worth of goods annually for a wide range of business sectors, ranging from resource products to manufactured products to consumer goods, across a rail network spanning Canada and mid-America. CN – Canadian National Railway Company, along with its operating railway subsidiaries -- serves the cities and ports of Vancouver, Prince Rupert, B.C., Montreal, Halifax, New Orleans, and Mobile, Ala., and the metropolitan areas of Toronto, Edmonton, Winnipeg, Calgary, Chicago, Memphis, Detroit, Duluth, Minn./Superior, Wis., and Jackson, Miss., with connections to all points in North America. For more information on CN, visit the company’s website at www.cn.ca.

Contacts:
Media	Investment Community
Mark Hallman	Janet Drysdale
Director Communications and Public Affairs	Vice-President Investor Relations
(905) 669-3384	(514) 399-0052

Consolidated Statement of Income - unaudited

Item 2

	Three months ended
	March 31
In millions, except per share data	2014	2013

Revenues	$2,693	$2,466

Operating expenses
Labor and fringe benefits	587	569
Purchased services and material	388	328
Fuel	468	405
Depreciation and amortization	256	235
Equipment rents	77	68
Casualty and other	97	81

Total operating expenses	1,873	1,686
Operating income	820	780

Interest expense	(92)	(89)

Other income (Note 2)	94	42
Income before income taxes	822	733

Income tax expense (Note 6)	(199)	(178)

Net income	$623	$555

Earnings per share (Note 9)
Basic	$0.75	$0.65
Diluted	$0.75	$0.65

Weighted-average number of shares (Note 9)
Basic	828.0	853.4
Diluted	831.3	856.5
See accompanying notes to unaudited consolidated financial statements.

 Canadian National Railway Company

Consolidated Statement of Comprehensive Income - unaudited

	Three months ended March 31
In millions	2014	2013

Net income	$623	$555

Other comprehensive income (Note 10)
Net gain on foreign currency translation	25	12
Net change in pension and other postretirement benefit plans	33	60
Other comprehensive income before income taxes	58	72
Income tax recovery (expense)	24	(2)
Other comprehensive income	82	70
Comprehensive income	$705	$625
See accompanying notes to unaudited consolidated financial statements.

Canadian National Railway Company

Consolidated Balance Sheet - unaudited

	March 31	December 31	March 31
In millions	2014	2013	2013

Assets

Current assets
Cash and cash equivalents	$198	$214	$128
Restricted cash and cash equivalents (Note 3)	471	448	512
Accounts receivable (Note 3)	899	815	900
Material and supplies	331	274	289
Deferred and receivable income taxes	162	137	75
Other	117	89	95
Total current assets	2,178	1,977	1,999

Properties	26,643	26,227	24,733
Intangible and other assets	2,072	1,959	260
Total assets	$30,893	$30,163	$26,992

Liabilities and shareholders’ equity

Current liabilities
Accounts payable and other	$1,547	$1,477	$1,332
Current portion of long-term debt (Note 3)	912	1,021	1,466
Total current liabilities	2,459	2,498	2,798

Deferred income taxes	6,748	6,537	5,700
Pension and other postretirement benefits, net of current portion	546	541	659
Other liabilities and deferred credits	757	815	778
Long-term debt	7,287	6,819	5,945

Shareholders’ equity
Common shares	3,994	4,015	4,088
Accumulated other comprehensive loss (Note 10)	(1,768)	(1,850)	(3,187)
Retained earnings	10,870	10,788	10,211
Total shareholders’ equity	13,096	12,953	11,112
Total liabilities and shareholders’ equity	$30,893	$30,163	$26,992
See accompanying notes to unaudited consolidated financial statements.

Canadian National Railway Company

Consolidated Statement of Changes in Shareholders’ Equity - unaudited

	Three months ended
	March 31
In millions	2014	2013

Common shares (1)
Balance, beginning of period	$4,015	$4,108
Stock options exercised and other	9	17
Share repurchase programs (Note 3)	(30)	(37)
Balance, end of period	$3,994	$4,088

Accumulated other comprehensive loss (Note 10)
Balance, beginning of period	$(1,850)	$(3,257)
Other comprehensive income	82	70
Balance, end of period	$(1,768)	$(3,187)

Retained earnings
Balance, beginning of period	$10,788	$10,167
Net income	623	555
Share repurchase programs (Note 3)	(335)	(328)
Dividends	(206)	(183)
Balance, end of period	$10,870	$10,211
See accompanying notes to unaudited consolidated financial statements.

(1)
During the three months ended March 31, 2014, the Company issued 0.3 million common shares as a result of stock options exercised and repurchased 6.3 million common shares under its current share repurchase program. At March 31, 2014, the Company had 824.6 million common shares outstanding.

Canadian National Railway Company

Consolidated Statement of Cash Flows - unaudited
	Three months ended
	March 31
In millions	2014	2013

Operating activities
Net income	$623	$555
Adjustments to reconcile net income to net cash
provided by operating activities:
Depreciation and amortization	256	235
Deferred income taxes	95	83
Gain on disposal of property (Note 2)	(80)	(40)
Changes in operating assets and liabilities:
Accounts receivable	(52)	(59)
Material and supplies	(54)	(57)
Accounts payable and other	(47)	(321)
Other current assets	(13)	(3)
Pensions and other, net	(83)	(72)
Net cash provided by operating activities	645	321

Investing activities
Property additions	(248)	(228)
Disposal of property (Note 2)	97	52
Change in restricted cash and cash equivalents	(23)	9
Other, net	-	6
Net cash used in investing activities	(174)	(161)

Financing activities
Issuance of debt (Note 3)	536	1,071
Repayment of debt	(456)	(740)
Issuance of common shares due to exercise of stock
options and related excess tax benefits realized	7	14
Repurchase of common shares (Note 3)	(365)	(361)
Dividends paid	(206)	(183)
Net cash used in financing activities	(484)	(199)
Effect of foreign exchange fluctuations on US
dollar-denominated cash and cash equivalents	(3)	12
Net decrease in cash and cash equivalents	(16)	(27)
Cash and cash equivalents, beginning of period	214	155
Cash and cash equivalents, end of period	$198	$128

Supplemental cash flow information
Net cash receipts from customers and other	$2,672	$2,509
Net cash payments for:
Employee services, suppliers and other expenses	(1,684)	(1,672)
Interest	(105)	(90)
Personal injury and other claims	(13)	(14)
Pensions (Note 5)	(93)	(101)
Income taxes	(132)	(311)
Net cash provided by operating activities	$645	$321
See accompanying notes to unaudited consolidated financial statements.

Canadian National Railway Company

Notes to Unaudited Consolidated Financial Statements

1 - Basis of presentation
In management’s opinion, the accompanying unaudited Interim Consolidated Financial Statements and Notes thereto, expressed in Canadian dollars, and prepared in accordance with U.S. generally accepted accounting principles (U.S. GAAP) for interim financial statements, contain all adjustments (consisting of normal recurring accruals) necessary to present fairly Canadian National Railway Company’s (the Company) financial position as at March 31, 2014, December 31, 2013 and March 31, 2013, and its results of operations, changes in shareholders’ equity and cash flows for the three months ended March 31, 2014 and 2013.

To be consistent with the basis of presentation used in preparing the Company’s 2013 Annual Consolidated Financial Statements, these unaudited Interim Consolidated Financial Statements and Notes thereto reflect the fourth quarter 2013 common stock split and net basis disclosure of commercial paper as described below.
On October 22, 2013, the Board of Directors of the Company approved a two-for-one common stock split in the form of a stock dividend of one additional common share of CN for each share outstanding, paid on November 29, 2013 to shareholders of record on November 15, 2013. At the effective date of the stock split, all equity-based benefit plans and share repurchase programs were adjusted to reflect the issuance of such additional shares. All share and per share data presented herein reflect the impact of the stock split.
Beginning with the fourth quarter of 2013, the Company revised the Consolidated Statement of Cash Flows to present on a net basis the issuances and repayments of commercial paper, all of which have a maturity of less than 90 days and which were previously reported on a gross basis.

These unaudited Interim Consolidated Financial Statements and Notes thereto have been prepared using accounting policies consistent with those used in preparing the Company’s 2013 Annual Consolidated Financial Statements. While management believes that the disclosures presented are adequate to make the information not misleading, these unaudited Interim Consolidated Financial Statements and Notes thereto should be read in conjunction with the Company’s 2013 Annual Consolidated Financial Statements and Notes thereto.

2 - Disposal of property
2014
Deux-Montagnes
On February 28, 2014, the Company closed a transaction with Agence Métropolitaine de Transport to sell the Deux-Montagnes subdivision between Saint-Eustache and Montreal, Quebec, including the Mont-Royal tunnel, together with the rail fixtures (collectively the “Deux-Montagnes”), for cash proceeds of $97 million before transaction costs. Under the agreement, the Company obtained the perpetual right to operate freight trains over the Deux-Montagnes at its then current level of operating activity, with the possibility of increasing its operating activity for additional consideration. The transaction resulted in a gain on disposal of $80 million ($72 million after-tax) that was recorded in Other income under the full accrual method of accounting for real estate transactions.

2013
Lakeshore West
On March 19, 2013, the Company entered into an agreement with Metrolinx to sell a segment of the Oakville subdivision in Oakville and Burlington, Ontario, together with the rail fixtures and certain passenger agreements (collectively the “Lakeshore West”), for cash proceeds of $52 million before transaction costs. Under the agreement, the Company obtained the perpetual right to operate freight trains over the Lakeshore West at its then current level of operating activity, with the possibility of increasing its operating activity for additional consideration. The transaction resulted in a gain on disposal of $40 million ($36 million after-tax) that was recorded in Other income under the full accrual method of accounting for real estate transactions.

Canadian National Railway Company

Notes to Unaudited Consolidated Financial Statements

3 - Financing activities
Shelf prospectus and registration statement
On February 11, 2014, under its current shelf prospectus and registration statement which expires January 2016, the Company issued $250 million 2.75% Notes due 2021 in the Canadian capital markets, which resulted in net proceeds of $247 million, intended for general corporate purposes, including the redemption and refinancing of outstanding indebtedness and share repurchases.

Revolving credit facility
The Company has an $800 million revolving credit facility agreement with a consortium of lenders. The agreement, which contains customary terms and conditions, allows for an increase in the facility amount, up to a maximum of $1.3 billion, as well as the option to extend the term by an additional year at each anniversary date, subject to the consent of individual lenders. The Company exercised such option and on March 14, 2014, the expiry date of the agreement was extended by one year to May 5, 2019. The Company plans to use the credit facility for working capital and general corporate purposes, including backstopping its commercial paper program. As at March 31, 2014 and December 31, 2013, the Company had no outstanding borrowings under its revolving credit facility and there were no draws during the three months ended March 31, 2014.

Commercial paper
The Company has a commercial paper program, which is backed by its revolving credit facility, enabling it to issue commercial paper up to a maximum aggregate principal amount of $800 million, or the US dollar equivalent. As at March 31, 2014, the Company had total borrowings of $465 million ($273 million as at December 31, 2013) presented in Current portion of long-term debt on the Consolidated Balance Sheet at a weighted-average interest rate of 1.14% (1.14% as at December 31, 2013).

Accounts receivable securitization program
The Company has a three-year agreement which commenced on February 1, 2013, to sell an undivided co-ownership interest in a revolving pool of accounts receivable to unrelated trusts for maximum cash proceeds of $450 million.
The Company accounts for the proceeds of its accounts receivable securitization program as a secured borrowing under Accounting Standards Codification (ASC) 860, Transfers and Servicing. As such, as at March 31, 2014, the Company recorded $350 million ($250 million as at December 31, 2013) of proceeds received under the accounts receivable securitization program in the Current portion of long-term debt on the Consolidated Balance Sheet at a weighted-average interest rate of 1.18% (1.18% as at December 31, 2013) which is secured by and limited to $401 million ($281 million as at December 31, 2013) of accounts receivable.

Bilateral letter of credit facilities and Restricted cash and cash equivalents
The Company has a series of bilateral letter of credit facility agreements with various banks to support its requirements to post letters of credit in the ordinary course of business. On March 14, 2014, the expiry date of these agreements was extended by one year to April 28, 2017. Under these agreements, the Company has the option from time to time to pledge collateral in the form of cash or cash equivalents, for a minimum term of one month, equal to at least the face value of the letters of credit issued. As at March 31, 2014, the Company had letters of credit drawn of $496 million ($481 million as at December 31, 2013) from a total committed amount of $510 million ($503 million as at December 31, 2013) by the various banks. As at March 31, 2014, cash and cash equivalents of $471 million ($448 million as at December 31, 2013) were pledged as collateral and recorded as Restricted cash and cash equivalents on the Consolidated Balance Sheet.

Share repurchase programs
On October 22, 2013, the Board of Directors of the Company approved a share repurchase program which allows for the repurchase of up to 30.0 million common shares, between October 29, 2013 and October 23, 2014 pursuant to a normal course issuer bid at prevailing market prices plus brokerage fees, or such other prices as may be permitted by the Toronto Stock Exchange.
The following table provides the information related to the share repurchase programs for the three months ended March 31, 2014 and 2013:

	Three months ended March 31
In millions, except per share data	2014	2013
Number of common shares repurchased (1)	6.3	7.8
Weighted-average price per share (2)	$58.22	$47.03
Amount of repurchase	$365	$365
(1)	Includes common shares purchased in the first quarters of 2014 and 2013 pursuant to private agreements between the Company and arm's length third-party sellers.
(2)	Includes brokerage fees.

Canadian National Railway Company

Notes to Unaudited Consolidated Financial Statements

4 - Stock plans
The Company has various stock-based incentive plans for eligible employees. A description of the Company’s major plans is provided in Note 10 – Stock plans to the Company’s 2013 Annual Consolidated Financial Statements. The following table provides total stock-based compensation expense for awards under all plans, as well as the related tax benefit recognized in income, for the three months ended March 31, 2014 and 2013.

	Three months ended March 31
In millions	2014	2013
Cash settled awards
Share Unit Plan (1)	$14	$10
Voluntary Incentive Deferral Plan (VIDP)	1	14
Total cash settled awards	15	24
Stock option awards	2	2
Total stock-based compensation expense	$17	$26
Tax benefit recognized in income	$4	$6
(1)	2013 includes the reversal of approximately $20 million of stock-based compensation expense related to the forfeiture of performance share units by former executives.

Cash settled awards
Share Unit Plan
Following approval by the Board of Directors in January 2014, the Company granted 0.8 million performance share units (PSUs), previously known as restricted share units (RSUs) to designated management employees entitling them to receive payout in cash based on the Company’s share price. The PSUs granted are generally scheduled for payout after three years (“plan period”) and vest conditionally upon the attainment of a target relating to return on invested capital over the plan period.

Payout is conditional upon the attainment of a minimum share price calculated using the average of the last three months of the plan period. In addition, commencing at various dates, for senior and executive management employees (“executive employees”), payout on PSUs is also conditional on compliance with the conditions of their benefit plans, award or employment agreements, including but not limited to non-compete, non-solicitation, and non-disclosure of confidential information conditions. Current or former executive employees who breach such conditions of their benefit plans, award or employment agreements will forfeit the PSU payout. Should the Company reasonably determine that a current or former executive employee may have violated the conditions of their benefit plans, award or employment agreement, the Company may at its discretion change the manner of vesting of the PSUs to suspend payout on any PSUs pending resolution of such matter.
The following table provides the 2014 activity for all cash settled awards:

	PSUs		VIDP
In millions	Nonvested	Vested	Nonvested	Vested
Outstanding at December 31, 2013	1.7	0.9	-	2.3
Granted (Payout)	0.8	(0.9)	-	(0.1)
Outstanding at March 31, 2014	2.5	-	-	2.2

Canadian National Railway Company

Notes to Unaudited Consolidated Financial Statements

  The following table provides valuation and expense information for all cash settled awards:

In millions, unless otherwise indicated		PSUs (1)					VIDP (2)	Total
Year of grant	2014	2013	2012	2011	2010	2009
Stock-based compensation expense (recovery)
recognized over requisite service period
Three months ended March 31, 2014	$4	$7	$5	$(2)	$-	$-	$1	$15
Three months ended March 31, 2013 (3)	N/A	$4	$11	$8	$(4)	$(9)	$14	$24

Liability outstanding
March 31, 2014	$4	$41	$67	$-	$-	$-	$145	$257
December 31, 2013	N/A	$34	$61	$80	$-	$-	$145	$320

Fair value per unit
March 31, 2014 ($)	$36.01	$58.51	$61.37	N/A	N/A	N/A	$62.11	N/A

Fair value of awards vested during the period
Three months ended March 31, 2014	$-	$-	$-	$-	N/A	N/A	$1	$1
Three months ended March 31, 2013	N/A	$-	$-	$-	$-	N/A	$1	$1

Nonvested awards at March 31, 2014
Unrecognized compensation cost	$22	$25	$12	$-	N/A	N/A	$2	$61
Remaining recognition period (years)	2.8	1.8	0.8	N/A	N/A	N/A	N/A(4)	N/A

Assumptions (5)
Stock price ($)	$62.11	$62.11	$62.11	N/A	N/A	N/A	$62.11	N/A
Expected stock price volatility (6)	15%	13%	13%	N/A	N/A	N/A	N/A	N/A
Expected term (years) (7)	2.8	1.8	0.8	N/A	N/A	N/A	N/A	N/A
Risk-free interest rate (8)	1.20%	1.04%	0.94%	N/A	N/A	N/A	N/A	N/A
Dividend rate ($) (9)	$1.00	$1.00	$1.00	N/A	N/A	N/A	N/A	N/A
(1)	Compensation cost is based on the fair value of the awards at period-end using the lattice-based valuation model that uses the assumptions as presented herein.
(2)	Compensation cost is based on intrinsic value.
(3)	Includes the reversal of approximately $20 million of stock-based compensation expense related to the forfeiture of PSUs by former executives.
(4)	The remaining recognition period has not been quantified as it relates solely to the 25% Company grant and the dividends earned thereon, representing a minimal number of units.
(5)	Assumptions used to determine fair value are at March 31, 2014.
(6)	Based on the historical volatility of the Company's stock over a period commensurate with the expected term of the award.
(7)	Represents the remaining period of time that awards are expected to be outstanding.
(8)	Based on the implied yield available on zero-coupon government issues with an equivalent term commensurate with the expected term of the awards.
(9)	Based on the annualized dividend rate.

Stock option awards
Following approval by the Board of Directors in January 2014, the Company granted 1.0 million conventional stock options to designated senior management employees. The stock option plan allows eligible employees to acquire common shares of the Company upon vesting at a price equal to the market value of the common shares at the date of grant. The options issued by the Company are conventional options that vest over a period of time. The right to exercise options generally accrues over a period of four years of continuous employment. Options are not generally exercisable during the first 12 months after the date of grant and expire after 10 years. At March 31, 2014, 19.2 million common shares remained authorized for future issuances under this plan. The total number of options outstanding at March 31, 2014 was 8.4 million.

Canadian National Railway Company

Notes to Unaudited Consolidated Financial Statements

The following table provides the activity of stock option awards during 2014, and for options outstanding and exercisable at March 31, 2014, the weighted-average exercise price and the weighted-average years to expiration. The table also provides the aggregate intrinsic value for in-the-money stock options, which represents the value that would have been received by option holders had they exercised their options on March 31, 2014 at the Company’s closing stock price of $62.11 on the Toronto Stock Exchange.

Options outstanding
	Number	Weighted-average	Weighted-average	Aggregate
	of options	exercise price	years to expiration	intrinsic value
	In millions			In millions
Outstanding at December 31, 2013 (1)	7.7	$30.97
Granted	1.0	$58.72
Exercised	(0.3)	$25.09
Outstanding at March 31, 2014 (1)	8.4	$34.93	6.0	$228
Exercisable at March 31, 2014 (1)	5.9	$28.45	4.9	$197
(1)		Stock options with a US dollar exercise price have been translated to Canadian dollars using the foreign exchange rate in effect at the balance sheet date.

The following table provides valuation and expense information for all stock option awards:

In millions, unless otherwise indicated
Year of grant	2014	2013	2012	2011	2010	2009	Total
Stock-based compensation expense
recognized over requisite service period (1)
Three months ended March 31, 2014	$2	$-	$-	$-	$-	$-	$2
Three months ended March 31, 2013	N/A	$1	$1	$-	$-	$-	$2

Fair value per unit
At grant date ($)	$11.08	$8.52	$7.74	$7.83	$6.55	$6.30	N/A

Fair value of awards vested during the period
Three months ended March 31, 2014	$-	$2	$2	$3	$2	$-	$9
Three months ended March 31, 2013	N/A	$-	$2	$3	$2	$3	$10

Nonvested awards at March 31, 2014
Unrecognized compensation cost	$8	$3	$2	$1	$-	$-	$14
Remaining recognition period (years)	3.8	2.8	1.8	0.8	-	-	N/A

Assumptions
Grant price ($)	$58.72	$47.47	$38.35	$34.47	$27.38	$21.07	N/A
Expected stock price volatility (2)	23%	23%	26%	26%	28%	39%	N/A
Expected term (years) (3)	5.4	5.4	5.4	5.3	5.4	5.3	N/A
Risk-free interest rate (4)	1.51%	1.41%	1.33%	2.53%	2.44%	1.97%	N/A
Dividend rate ($) (5)	$1.00	$0.86	$0.75	$0.65	$0.54	$0.51	N/A
(1)	Compensation cost is based on the grant date fair value using the Black-Scholes option-pricing model that uses the assumptions at the grant date.

(2)
Based on the average of the historical volatility of the Company's stock over a period commensurate with the expected term of the award and the implied volatility from traded options on the Company's stock.

(3)
Represents the period of time that awards are expected to be outstanding. The Company uses historical data to estimate option exercise and employee termination, and groups of employees that have similar historical exercise behavior are considered separately.

(4)	Based on the implied yield available on zero-coupon government issues with an equivalent term commensurate with the expected term of the awards.

(5)	Based on the annualized dividend rate.

Canadian National Railway Company

Notes to Unaudited Consolidated Financial Statements

5 - Pensions and other postretirement benefits
The Company has various retirement benefit plans under which substantially all of its employees are entitled to benefits at retirement age, generally based on compensation and length of service and/or contributions. Senior and executive management employees (“executive employees”) subject to certain minimum service and age requirements, are also eligible for an additional retirement benefit under their Special Retirement Stipend Agreements (SRS), the Supplemental Executive Retirement Plan (SERP) or the Defined Contribution Supplemental Executive Retirement Plan (DC SERP). Executive employees who breach the non-compete, non-solicitation and non-disclosure of confidential information conditions of the SRS, SERP or DC SERP plans or other employment agreement will forfeit the retirement benefit under these plans. Should the Company reasonably determine that a current or former executive employee may have violated the conditions of their SRS, SERP, or DC SERP plan or other employment agreement, the Company may at its discretion withhold or suspend payout of the retirement benefit pending resolution of such matter.

For the three months ended March 31, 2014 and 2013, the components of net periodic benefit cost for pensions and other postretirement benefits were as follows:

Components of net periodic benefit cost for pensions
	Three months ended March 31
In millions	2014	2013
Service cost	$35	$41
Interest cost	178	164
Settlement gain	-	(1)
Expected return on plan assets	(245)	(239)
Amortization of prior service cost	1	1
Amortization of net actuarial loss	32	59
Net periodic benefit cost	$1	$25

Components of net periodic benefit cost for other postretirement benefits
	Three months ended March 31
In millions	2014	2013
Service cost	$1	$1
Interest cost	2	2
Amortization of prior service cost	1	-
Amortization of net actuarial gain	(1)	-
Net periodic benefit cost	$3	$3

Company contributions to its various pension plans are made in accordance with the applicable legislation in Canada and the United States (U.S.) and are determined by actuarial valuations. Actuarial valuations are generally required on an annual basis both in Canada and the U.S. The actuarial valuations for funding purposes for the Company’s Canadian pension plans, based on a valuation date of December 31, 2013, will be performed and filed by June 30, 2014 and are expected to identify a going-concern surplus of approximately $1.6 billion and a solvency deficit of approximately $1.7 billion calculated using the three-year average of the Company’s hypothetical wind-up ratio in accordance with the Pension Benefit Standards Regulations, 1985. Under Canadian legislation, the solvency deficit is required to be funded through special solvency payments, for which each annual amount is equal to one fifth of the solvency deficit, and is re-established at each valuation date.
Pension contributions made in the first three months of 2014 and 2013 of $93 million and $101 million, respectively, mainly represent contributions to the Company’s main pension plan, the CN Pension Plan. These pension contributions are for the current service cost as determined under the Company’s current actuarial valuations for funding purposes. The Company expects to make total cash contributions in 2014 of approximately $130 million for all of the Company’s pension plans.
Voluntary contributions can be treated as a prepayment against the Company’s required special solvency deficit payments. As at December 31, 2013, the Company had approximately $470 million of accumulated prepayments available to offset future required solvency deficit payments. The Company applied approximately $85 million of such prepayments during the first three months of 2014 and will apply approximately $250 million for the remainder of the year.
Additional information relating to the pension plans is provided in Note 11 – Pensions and other postretirement benefits to the Company’s 2013 Annual Consolidated Financial Statements.

Canadian National Railway Company

Notes to Unaudited Consolidated Financial Statements

6 - Income taxes
The Company recorded income tax expense of $199 million for the three months ended March 31, 2014 compared to $178 million for the same period in 2013. Included in the 2014 figure was an income tax recovery of $18 million resulting from a change in estimate of the deferred income tax liability related to properties. Included in the 2013 figure was an income tax recovery of $16 million resulting from a revision of the apportionment of U.S. state taxes.

7 - Major commitments and contingencies
Commitments
As at March 31, 2014, the Company had commitments to acquire railroad ties, rail, freight cars, locomotives, and other equipment and services, as well as outstanding information technology service contracts and licenses, at an aggregate cost of $735 million ($482 million as at December 31, 2013). The Company also has estimated remaining commitments of approximately $297 million (US$269 million), in relation to the U.S. federal government legislative requirement to implement Positive Train Control (PTC) by December 31, 2015.
In addition, it has estimated remaining commitments, through to December 31, 2016, of approximately $76 million (US$69 million), in relation to the acquisition of the principal lines of the former Elgin, Joliet and Eastern Railway Company. These commitments are for railroad infrastructure improvements, grade separation projects as well as commitments under a series of agreements with individual communities and a comprehensive voluntary mitigation program established to address surrounding municipalities’ concerns.
The Company also has agreements with fuel suppliers which allow but do not require the Company to purchase approximately 80% of its estimated remaining 2014 volume, 60% of its anticipated 2015 volume, 55% of its anticipated 2016 volume and 20% of its anticipated 2017 volume at market prices prevailing on the date of the purchase.

Contingencies
In the normal course of business, the Company becomes involved in various legal actions seeking compensatory and occasionally punitive damages, including actions brought on behalf of various purported classes of claimants and claims relating to employee and third-party personal injuries, occupational disease and property damage, arising out of harm to individuals or property allegedly caused by, but not limited to, derailments or other accidents.

Canada
Employee injuries are governed by the workers’ compensation legislation in each province whereby employees may be awarded either a lump sum or a future stream of payments depending on the nature and severity of the injury. As such, the provision for employee injury claims is discounted. In the provinces where the Company is self-insured, costs related to employee work-related injuries are accounted for based on actuarially developed estimates of the ultimate cost associated with such injuries, including compensation, health care and third-party administration costs. A comprehensive actuarial study is generally performed at least on a triennial basis. For all other legal actions, the Company maintains, and regularly updates on a case-by-case basis, provisions for such items when the expected loss is both probable and can be reasonably estimated based on currently available information.

United States
Personal injury claims by the Company’s employees, including claims alleging occupational disease and work-related injuries, are subject to the provisions of the Federal Employers’ Liability Act (FELA). Employees are compensated under FELA for damages assessed based on a finding of fault through the U.S. jury system or through individual settlements. As such, the provision is undiscounted. With limited exceptions where claims are evaluated on a case-by-case basis, the Company follows an actuarial-based approach and accrues the expected cost for personal injury, including asserted and unasserted occupational disease claims, and property damage claims, based on actuarial estimates of their ultimate cost. A comprehensive actuarial study is performed annually.
For employee work-related injuries, including asserted occupational disease claims, and third-party claims, including grade crossing, trespasser and property damage claims, the actuarial valuation considers, among other factors, the Company’s historical patterns of claims filings and payments. For unasserted occupational disease claims, the actuarial study includes the projection of the Company’s experience into the future considering the potentially exposed population. The Company adjusts its liability based upon management’s assessment and the results of the study. On an ongoing basis, management reviews and compares the assumptions inherent in the latest actuarial study with the current claim experience and, if required, adjustments to the liability are recorded.

Canadian National Railway Company

Notes to Unaudited Consolidated Financial Statements

As at March 31, 2014, the Company had aggregate reserves for personal injury and other claims of $315 million, of which $48 million was recorded as a current liability ($316 million as at December 31, 2013, of which $45 million was recorded as a current liability).
Although the Company considers such provisions to be adequate for all its outstanding and pending claims, the final outcome with respect to actions outstanding or pending at March 31, 2014, or with respect to future claims, cannot be reasonably determined. When establishing provisions for contingent liabilities the Company considers, where a probable loss estimate cannot be made with reasonable certainty, a range of potential probable losses for each such matter, and records the amount it considers the most reasonable estimate within the range. However, when no amount within the range is a better estimate than any other amount, the minimum amount in the range is accrued. For matters where a loss is reasonably possible but not probable, a range of potential losses cannot be estimated due to various factors which may include the limited availability of facts, the lack of demand for specific damages and the fact that proceedings were at an early stage. Based on information currently available, the Company believes that the eventual outcome of the actions against the Company will not, individually or in the aggregate, have a material adverse effect on the Company’s consolidated financial position. However, due to the inherent inability to predict with certainty unforeseeable future developments, there can be no assurance that the ultimate resolution of these actions will not have a material adverse effect on the Company’s results of operations, financial position or liquidity in a particular quarter or fiscal year.

Environmental matters
The Company’s operations are subject to numerous federal, provincial, state, municipal and local environmental laws and regulations in Canada and the U.S. concerning, among other things, emissions into the air; discharges into waters; the generation, handling, storage, transportation, treatment and disposal of waste, hazardous substances, and other materials; decommissioning of underground and aboveground storage tanks; and soil and groundwater contamination. A risk of environmental liability is inherent in railroad and related transportation operations; real estate ownership, operation or control; and other commercial activities of the Company with respect to both current and past operations.

Known existing environmental concerns
The Company has identified approximately 275 sites at which it is or may be liable for remediation costs, in some cases along with other potentially responsible parties, associated with alleged contamination and is subject to environmental clean-up and enforcement actions, including those imposed by the United States Federal Comprehensive Environmental Response, Compensation and Liability Act of 1980 (CERCLA), also known as the Superfund law, or analogous state laws. CERCLA and similar state laws, in addition to other similar Canadian and U.S. laws, generally impose joint and several liability for clean-up and enforcement costs on current and former owners and operators of a site, as well as those whose waste is disposed of at the site, without regard to fault or the legality of the original conduct. The Company has been notified that it is a potentially responsible party for study and clean-up costs at approximately 10 sites governed by the Superfund law (and analogous state laws) for which investigation and remediation payments are or will be made or are yet to be determined and, in many instances, is one of several potentially responsible parties.
The ultimate cost of addressing these known contaminated sites cannot be definitely established given that the estimated environmental liability for any given site may vary depending on the nature and extent of the contamination; the nature of anticipated response actions, taking into account the available clean-up techniques; evolving regulatory standards governing environmental liability; and the number of potentially responsible parties and their financial viability. As a result, liabilities are recorded based on the results of a four-phase assessment conducted on a site-by-site basis. A liability is initially recorded when environmental assessments occur, remedial efforts are probable, and when the costs, based on a specific plan of action in terms of the technology to be used and the extent of the corrective action required, can be reasonably estimated. The Company estimates the costs related to a particular site using cost scenarios established by external consultants based on the extent of contamination and expected costs for remedial efforts. In the case of multiple parties, the Company accrues its allocable share of liability taking into account the Company’s alleged responsibility, the number of potentially responsible parties and their ability to pay their respective share of the liability. Adjustments to initial estimates are recorded as additional information becomes available.
The Company’s provision for specific environmental sites is undiscounted and includes costs for remediation and restoration of sites, as well as monitoring costs. Environmental expenses, which are classified as Casualty and other in the Consolidated Statement of Income, include amounts for newly identified sites or contaminants as well as adjustments to initial estimates. Recoveries of environmental remediation costs from other parties are recorded as assets when their receipt is deemed probable.
As at March 31, 2014, the Company had aggregate accruals for environmental costs of $118 million, of which $43 million was recorded as a current liability ($119 million as at December 31, 2013, of which $41 million was recorded as a current liability). The Company anticipates that the majority of the liability at March 31, 2014 will be paid out over the next five years. However, some costs may be paid out over a longer period. Based on the information currently available, the Company considers its provisions to be adequate.

Canadian National Railway Company

Notes to Unaudited Consolidated Financial Statements

Unknown existing environmental concerns
While the Company believes that it has identified the costs likely to be incurred for environmental matters in the next several years based on known information, the discovery of new facts, future changes in laws, the possibility of releases of hazardous materials into the environment and the Company’s ongoing efforts to identify potential environmental liabilities that may be associated with its properties may result in the identification of additional environmental liabilities and related costs. The magnitude of such additional liabilities and the costs of complying with future environmental laws and containing or remediating contamination cannot be reasonably estimated due to many factors, including:

(a)	the lack of specific technical information available with respect to many sites;
(b)	the absence of any government authority, third-party orders, or claims with respect to particular sites;
(c)	the potential for new or changed laws and regulations and for development of new remediation technologies and uncertainty regarding the timing of the work with respect to particular sites; and
(d)	the determination of the Company’s liability in proportion to other potentially responsible parties and the ability to recover costs from any third parties with respect to particular sites.

Therefore, the likelihood of any such costs being incurred or whether such costs would be material to the Company cannot be determined at this time. There can thus be no assurance that liabilities or costs related to environmental matters will not be incurred in the future, or will not have a material adverse effect on the Company’s financial position or results of operations in a particular quarter or fiscal year, or that the Company’s liquidity will not be adversely impacted by such liabilities or costs, although management believes, based on current information, that the costs to address environmental matters will not have a material adverse effect on the Company’s financial position or liquidity. Costs related to any unknown existing or future contamination will be accrued in the period in which they become probable and reasonably estimable.

Guarantees and indemnifications
In the normal course of business, the Company, including certain of its subsidiaries, enters into agreements that may involve providing guarantees or indemnifications to third parties and others, which may extend beyond the term of the agreements. These include, but are not limited to, residual value guarantees on operating leases, standby letters of credit, surety and other bonds, and indemnifications that are customary for the type of transaction or for the railway business.
The Company is required to recognize a liability for the fair value of the obligation undertaken in issuing certain guarantees on the date the guarantee is issued or modified. In addition, where the Company expects to make a payment in respect of a guarantee, a liability will be recognized to the extent that one has not yet been recognized.

Guarantee of residual values of operating leases
The Company has guaranteed a portion of the residual values of certain of its assets under operating leases with expiry dates between 2014 and 2022, for the benefit of the lessor. If the fair value of the assets at the end of their respective lease term is less than the fair value, as estimated at the inception of the lease, then the Company must, under certain conditions, compensate the lessor for the shortfall. As at March 31, 2014, the maximum exposure in respect of these guarantees was $176 million. There are no recourse provisions to recover any amounts from third parties.

Other guarantees
As at March 31, 2014, the Company, including certain of its subsidiaries, had granted $496 million of irrevocable standby letters of credit and $92 million of surety and other bonds, issued by highly rated financial institutions, to third parties to indemnify them in the event the Company does not perform its contractual obligations. As at March 31, 2014, the maximum potential liability under these guarantee instruments was $588 million, of which $528 million related to workers’ compensation and other employee benefit liabilities and $60 million related to other liabilities. The letters of credit were drawn on the Company’s bilateral letter of credit facilities. The Company had not recorded a liability as at March 31, 2014 with respect to these guarantee instruments as they related to the Company’s future performance and the Company did not expect to make any payments under these guarantee instruments. The majority of the guarantee instruments mature at various dates between 2014 and 2016.

Canadian National Railway Company

Notes to Unaudited Consolidated Financial Statements

General indemnifications
In the normal course of business, the Company has provided indemnifications, customary for the type of transaction or for the railway business, in various agreements with third parties, including indemnification provisions where the Company would be required to indemnify third parties and others. Indemnifications are found in various types of contracts with third parties which include, but are not limited to:

(a)	contracts granting the Company the right to use or enter upon property owned by third parties such as leases, easements, trackage rights and sidetrack agreements;
(b)	contracts granting rights to others to use the Company’s property, such as leases, licenses and easements;
(c)	contracts for the sale of assets;
(d)	contracts for the acquisition of services;
(e)	financing agreements;
(f)	trust indentures, fiscal agency agreements, underwriting agreements or similar agreements relating to debt or equity securities of the Company and engagement agreements with financial advisors;
(g)	transfer agent and registrar agreements in respect of the Company’s securities;
(h)
trust and other agreements relating to pension plans and other plans, including those establishing trust funds to secure payment to certain officers and senior employees of special retirement compensation arrangements;

(i)	pension transfer agreements;
(j)	master agreements with financial institutions governing derivative transactions;
(k)
settlement agreements with insurance companies or other third parties whereby such insurer or third-party has been indemnified for any present or future claims relating to insurance policies, incidents or events covered by the settlement agreements; and

(l)	acquisition agreements.

To the extent of any actual claims under these agreements, the Company maintains provisions for such items, which it considers to be adequate. Due to the nature of the indemnification clauses, the maximum exposure for future payments may be material. However, such exposure cannot be reasonably determined.
During the period, the Company entered into various indemnification contracts with third parties for which the maximum exposure for future payments cannot be reasonably determined. As a result, the Company was unable to determine the fair value of these guarantees and accordingly, no liability was recorded. There are no recourse provisions to recover any amounts from third parties.

8 - Financial instruments
For financial assets and liabilities measured at fair value on a recurring basis, fair value is the price the Company would receive to sell an asset or pay to transfer a liability in an orderly transaction with a market participant at the measurement date. In the absence of active markets for identical assets or liabilities, such measurements involve developing assumptions based on market observable data and, in the absence of such data, internal information that is believed to be consistent with what market participants would use in a hypothetical transaction that occurs at the measurement date. Observable inputs reflect market data obtained from independent sources, while unobservable inputs reflect the Company’s market assumptions. Preference is given to observable inputs. These two types of inputs create the following fair value hierarchy:

Level 1:             Quoted prices for identical instruments in active markets.
Level 2:
Quoted prices for similar instruments in active markets; quoted prices for identical or similar instruments in markets that are not active; and model-derived valuations whose inputs are observable or whose significant value drivers are observable.

Level 3:             Significant inputs to the valuation model are unobservable.

The Company uses the following methods and assumptions to estimate the fair value of each class of financial instruments for which the carrying amounts are included in the Consolidated Balance Sheet under the following captions:

Cash and cash equivalents, Restricted cash and cash equivalents, Accounts receivable, Other current assets, Accounts payable and other
The carrying amounts approximate fair value because of the short maturity of these instruments. Cash and cash equivalents and Restricted cash and cash equivalents include highly liquid investments purchased three months or less from maturity and are classified as Level 1. Accounts receivable, Other current assets, and Accounts payable and other are classified as Level 2 as they may not be priced using quoted prices, but rather determined from market observable information.

Canadian National Railway Company

Notes to Unaudited Consolidated Financial Statements

Intangible and other assets
Included in Intangible and other assets are equity investments for which the carrying value approximates the fair value, with the exception of certain cost investments for which the fair value is estimated based on the Company’s proportionate share of the underlying net assets. Investments are classified as Level 3 as their fair value is based on significant unobservable inputs.

Debt
The fair value of the Company’s debt is estimated based on the quoted market prices for the same or similar debt instruments, as well as discounted cash flows using current interest rates for debt with similar terms, company rating, and remaining maturity. The Company’s debt is classified as Level 2.

The following table provides the carrying amounts and estimated fair values of the Company’s financial instruments as at March 31, 2014 and December 31, 2013 for which the carrying values on the Consolidated Balance Sheet are different from their fair values:

In millions	March 31, 2014		December 31, 2013
	Carrying	Fair	Carrying	Fair
	amount	value	amount	value
Financial assets
Investments	$57	$171	$57	$164
Financial liabilities
Total debt	$8,199	$9,297	$7,840	$8,683

9 - Earnings per share
The following table provides a reconciliation between basic and diluted earnings per share:

	Three months ended March 31
In millions, except per share data	2014	2013
Net income	$623	$555

Weighted-average shares outstanding	828.0	853.4
Effect of stock options	3.3	3.1
Weighted-average diluted shares outstanding	831.3	856.5

Basic earnings per share	$0.75	$0.65
Diluted earnings per share	$0.75	$0.65

Basic earnings per share are calculated based on the weighted-average number of common shares outstanding over each period. Diluted earnings per share are calculated based on the weighted-average diluted shares outstanding using the treasury stock method, which assumes that any proceeds received from the exercise of in-the-money stock options would be used to purchase common shares at the average market price for the period.

Canadian National Railway Company

Notes to Unaudited Consolidated Financial Statements

10 – Accumulated other comprehensive loss
The components of Accumulated other comprehensive loss are as follows:

In millions	Foreign currency translation adjustments	Pension and other postretirement benefit plans	Derivative instruments	Total before tax		Income tax recovery (expense)		Total net of tax
Balance at December 31, 2013	$(533)	$(1,515)	$8	$(2,040)		$190		$(1,850)
Other comprehensive income before reclassifications:

Unrealized foreign exchange gain on translation of net investment in foreign operations	276			276		-		276
Unrealized foreign exchange loss on translation of US dollar- denominated long-term debt designated as a hedge of the net investment in U.S. subsidiaries	(251)			(251)		32		(219)

Amounts reclassified from accumulated
other comprehensive income:
Amortization of net actuarial loss		31		31	(1)	(8)	(2)	23
Amortization of prior service cost		2		2	(1)	-	(2)	2
Other comprehensive income	25	33	-	58		24		82
Balance at March 31, 2014	$(508)	$(1,482)	$8	$(1,982)		$214		$(1,768)

In millions	Foreign currency translation adjustments	Pension and other postretirement benefit plans	Derivative instruments	Total before tax		Income tax recovery (expense)		Total net of tax
Balance at December 31, 2012	$(579)	$(3,290)	$8	$(3,861)		$604		$(3,257)
Other comprehensive income before reclassifications:

Unrealized foreign exchange gain on translation of net investment in foreign operations	130			130		-		130
Unrealized foreign exchange loss on translation of US dollar- denominated long-term debt designated as a hedge of the net investment in U.S. subsidiaries	(118)			(118)		14		(104)

Amounts reclassified from accumulated
other comprehensive income:
Amortization of net actuarial loss		59		59	(1)	(16)	(2)	43
Amortization of prior service cost		1		1	(1)	-	(2)	1
Other comprehensive income	12	60	-	72		(2)		70
Balance at March 31, 2013	$(567)	$(3,230)	$8	$(3,789)		$602		$(3,187)

(1) Reclassified to Labor and fringe benefits on the Consolidated Statement of Income and included in components of net periodic benefit cost. See Note 5 - Pensions and other postretirement benefits.
(2) Included in Income tax expense on the Consolidated Statement of Income.

Canadian National Railway Company

Selected Railroad Statistics - unaudited

	Three months ended March 31
	2014	2013

Statistical operating data
Rail freight revenues ($ millions) (1)	2,578	2,355
Gross ton miles (GTM) (millions)	101,476	96,301
Revenue ton miles (RTM) (millions)	53,334	50,576
Carloads (thousands)	1,239	1,231
Route miles (includes Canada and the U.S.) (2)	20,000	20,100
Employees (end of period)	23,992	23,624
Employees (average for the period)	23,756	23,435

Productivity
Operating ratio (%)	69.6	68.4
Rail freight revenue per RTM (cents) (1)	4.83	4.66
Rail freight revenue per carload ($) (1)	2,081	1,913
Operating expenses per GTM (cents)	1.85	1.75
Labor and fringe benefits expense per GTM (cents)	0.58	0.59
GTMs per average number of employees (thousands)	4,272	4,109
Diesel fuel consumed (US gallons in millions)	106.9	101.7
Average fuel price ($/US gallon)	3.95	3.61
GTMs per US gallon of fuel consumed	949	947

Safety indicators
Injury frequency rate (per 200,000 person hours) (3)	2.07	1.41
Accident rate (per million train miles) (3)	2.36	2.12

Financial ratio
Debt-to-total capitalization ratio (% at end of period) (4)	38.5	40.0
Statistical data and related productivity measures are based on estimated data available at such time and are subject to change as more complete information becomes available, as such, certain of the 2013 comparative data and related productivity measures have been restated.

(1)
In 2014, certain Other revenues were reclassified to the commodity groups within rail freight revenues. This change has no impact on the Company’s previously reported results of operations as total revenues remain unchanged. The 2013 comparative figures have been reclassified in order to be consistent with the 2014 presentation.

(2) Rounded to the nearest hundred miles.
(3) Based on Federal Railroad Administration (FRA) reporting criteria.
(4)	Debt-to-total capitalization is calculated as total long-term debt plus current portion of long-term debt, divided by the sum of total debt plus total shareholders’ equity.

Canadian National Railway Company

Supplementary Information - unaudited

	Three months ended March 31
	2014	2013	% Change Fav (Unfav)	% Change at constant currency Fav (Unfav) (2)
Revenues (millions of dollars) (1)
Petroleum and chemicals	568	461	23%	16%
Metals and minerals	308	288	7%	-
Forest products	339	338	-	(6%)
Coal	182	170	7%	2%
Grain and fertilizers	431	408	6%	1%
Intermodal	621	556	12%	9%
Automotive	129	134	(4%)	(10%)
Total rail freight revenues	2,578	2,355	9%	4%
Other revenues	115	111	4%	(1%)
Total revenues	2,693	2,466	9%	4%
Revenue ton miles (millions)
Petroleum and chemicals	12,879	10,554	22%	22%
Metals and minerals	5,009	4,990	-	-
Forest products	6,555	7,266	(10%)	(10%)
Coal	5,294	5,340	(1%)	(1%)
Grain and fertilizers	11,313	11,009	3%	3%
Intermodal	11,661	10,747	9%	9%
Automotive	623	670	(7%)	(7%)
Total revenue ton miles	53,334	50,576	5%	5%
Rail freight revenue / RTM (cents) (1)
Petroleum and chemicals	4.41	4.37	1%	(5%)
Metals and minerals	6.15	5.77	7%	-
Forest products	5.17	4.65	11%	4%
Coal	3.44	3.18	8%	3%
Grain and fertilizers	3.81	3.71	3%	(2%)
Intermodal	5.33	5.17	3%	-
Automotive	20.71	20.00	4%	(4%)
Total rail freight revenue per RTM	4.83	4.66	4%	(2%)
Carloads (thousands)
Petroleum and chemicals	161	151	7%	7%
Metals and minerals	207	244	(15%)	(15%)
Forest products	100	111	(10%)	(10%)
Coal	125	97	29%	29%
Grain and fertilizers	140	142	(1%)	(1%)
Intermodal	457	432	6%	6%
Automotive	49	54	(9%)	(9%)
Total carloads	1,239	1,231	1%	1%
Rail freight revenue / carload (dollars) (1)
Petroleum and chemicals	3,528	3,053	16%	9%
Metals and minerals	1,488	1,180	26%	18%
Forest products	3,390	3,045	11%	4%
Coal	1,456	1,753	(17%)	(21%)
Grain and fertilizers	3,079	2,873	7%	2%
Intermodal	1,359	1,287	6%	3%
Automotive	2,633	2,481	6%	(1%)
Total rail freight revenue per carload	2,081	1,913	9%	3%
Statistical data and related productivity measures are based on estimated data available at such time and are subject to change as more complete information becomes available.

(1)  In 2014, certain Other revenues were reclassified to the commodity groups within rail freight revenues. This change has no impact on the Company’s previously reported results of operations as total revenues remain unchanged. The 2013 comparative figures have been reclassified in order to be consistent with the 2014 presentation.

(2) See supplementary schedule entitled Non-GAAP Measures for an explanation of this Non-GAAP measure.

Canadian National Railway Company

Non-GAAP Measures

Adjusted performance measures
For the three months ended March 31, 2014, the Company reported adjusted net income of $551 million, or $0.66 per diluted share. The adjusted figures exclude a gain on disposal of the Deux-Montagnes subdivision, including the Mont-Royal tunnel, together with the rail fixtures, of $80 million, or $72 million after-tax ($0.09 per diluted share). For the three months ended March 31, 2013, the Company reported adjusted net income of $519 million, or $0.61 per diluted share. The adjusted figures exclude a gain on disposal of a segment of the Oakville subdivision, together with the rail fixtures and certain passenger agreements, of $40 million, or $36 million after-tax ($0.04 per diluted share).
Management believes that adjusted net income and adjusted earnings per share are useful measures of performance that can facilitate period-to-period comparisons, as they exclude items that do not necessarily arise as part of the normal day-to-day operations of the Company and could distort the analysis of trends in business performance. The exclusion of such items in adjusted net income and adjusted earnings per share does not, however, imply that such items are necessarily non-recurring. These adjusted measures do not have any standardized meaning prescribed by GAAP and therefore, may not be comparable to similar measures presented by other companies. The reader is advised to read all information provided in the Company’s 2014 unaudited Interim Consolidated Financial Statements and Notes thereto. The following table provides a reconciliation of net income and earnings per share, as reported for the three months ended March 31, 2014 and 2013, to the adjusted performance measures presented herein.

	Three months ended March 31, 2014			Three months ended March 31, 2013
In millions, except per share data	Reported	Adjustments	Adjusted	Reported	Adjustments	Adjusted
Revenues	$2,693	$-	$2,693	$2,466	$-	$2,466
Operating expenses	1,873	-	1,873	1,686	-	1,686
Operating income	820	-	820	780	-	780
Interest expense	(92)	-	(92)	(89)	-	(89)
Other income	94	(80)	14	42	(40)	2
Income before income taxes	822	(80)	742	733	(40)	693
Income tax expense	(199)	8	(191)	(178)	4	(174)
Net income	$623	$(72)	$551	$555	$(36)	$519
Operating ratio	69.6%		69.6%	68.4%		68.4%
Effective tax rate	24.2%		25.7%	24.3%		25.1%
Basic earnings per share	$0.75	$(0.09)	$0.66	$0.65	$(0.04)	$0.61
Diluted earnings per share	$0.75	$(0.09)	$0.66	$0.65	$(0.04)	$0.61

Canadian National Railway Company

Non-GAAP Measures

Constant currency
Although CN conducts its business and reports its earnings in Canadian dollars, a large portion of revenues and expenses is denominated in US dollars. As such, the Company’s results are affected by exchange rate fluctuations.
Financial results at “constant currency” allow results to be viewed without the impact of fluctuations in foreign currency exchange rates, thereby facilitating period-to-period comparisons in the analysis of trends in business performance. Measures at constant currency are considered non-GAAP measures and do not have any standardized meaning prescribed by GAAP and therefore, may not be comparable to similar measures presented by other companies. Financial results at constant currency are obtained by translating the current period results denominated in US dollars at the foreign exchange rates of the comparable period of the prior year. The average foreign exchange rates were $1.10 and $1.01 per US$1.00, respectively, for the three months ended March 31, 2014 and 2013.
On a constant currency basis, the Company’s net income for the three months ended March 31, 2014 would have been lower by $26 million, or $0.03 per diluted share. The following table presents a reconciliation of 2014 net income as reported to net income on a constant currency basis:

Three months ended
In millions	March 31, 2014
Net income, as reported	$623

Impact due to the weakening Canadian dollar included in net income	(26)
Net income, on a constant currency basis	$597

Free cash flow
Free cash flow does not have any standardized meaning prescribed by GAAP and therefore, may not be comparable to similar measures presented by other companies. The Company believes that free cash flow is a useful measure of performance as it demonstrates the Company’s ability to generate cash. In the past, the Company defined free cash flow as the difference between net cash provided by operating activities and net cash used in investing activities; adjusted for changes in restricted cash and cash equivalents, the payment of dividends, changes in cash and cash equivalents resulting from foreign exchange fluctuations, and the impact of major acquisitions, if any.
Beginning with the fourth quarter of 2013, the Company redefined its free cash flow measure as the difference between net cash provided by operating activities and net cash used in investing activities; adjusted for changes in restricted cash and cash equivalents and the impact of major acquisitions, if any. The Company believes that free cash flow, as redefined, is a better measure of the Company’s available cash for debt obligations and for discretionary uses such as payment of dividends and strategic opportunities.

	Three months ended March 31
In millions	2014	2013
Net cash provided by operating activities	$645	$321
Net cash used in investing activities	(174)	(161)
Net cash provided before financing activities	471	160

Adjustment:
Change in restricted cash and cash equivalents	23	(9)
Free cash flow	$494	$151

Canadian National Railway Company

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Canadian National Railway Company
Date:	April 22, 2014	By:	/s/ Cristina Circelli
			Name:	Cristina Circelli
			Title:	Deputy Corporate Secretary and General Counsel